EXHIBIT 11
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   NEWELL RUBBERMAID INC. AND SUBSIDIARIES
   COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK
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                                                                   YEAR ENDED DECEMBER 31,
     (IN MILLIONS, EXCEPT PER SHARE DATA)                  2002              2001              2000
     ------------------------------------                  ----              ----              ----
     BASIC (LOSS) EARNINGS PER SHARE:

          Net (loss) income                                ($203.4)           $264.6            $421.6
          Weighted average shares outstanding                267.1             266.7             268.4

     Basic (loss) earnings per share                         ($0.76)            $0.99             $1.57

     DILUTED (LOSS) EARNINGS PER SHARE:

          Net (loss) income                                ($203.4)           $264.6            $421.6
          Minority interest in income of
           subsidiary trust, net of tax (1)                    -                 -                 -
          Net (loss) income, assuming conversion
           of all applicable securities                    ($203.4)           $264.6            $421.6

     Weighted average shares outstanding                     267.1             266.7             268.4

     Incremental common shares applicable to
       common stock options based on the average
       market price during the period                          0.9               0.3               0.1

     Weighted average shares outstanding assuming
       full dilution                                         268.0             267.0             268.5

     Diluted (loss) earnings per share, assuming
       conversion of all applicable securities               ($0.76)            $0.99             $1.57
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   (1)  The convertible preferred securities are anti-dilutive in 2002,
        2001 and 2000 and, therefore, have been excluded from diluted
        (loss) earnings per share.  Had the convertible preferred shares been included in the diluted (loss) earnings per share
        calculation, net (loss)/income would be increased by $16.6 million, $16.8 million and $16.4 million in 2002, 2001 and 2000, respectively, and weighted average shares outstanding would have increased by 9.9 million shares in all years.